CANAGOLD RESOURCES LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Subject: File No. 000-18860

Vancouver, BC, Canada, October 22, 2024

To: Division of Corporation Finance

U.S. Securities & Exchange Commission

Dear Mr. John Coleman,

Further to our request to provide documents regarding File No. 000-18860, please see enclosed below as Appendix A our proposed subsequent 20F disclosure for the 2023 mineral estimate.

Should you require any further information, please do not hesitate to contact us at the information below.

Kind regards,

Mihai Draguleasa

Chief Financial Officer

E: mihai@canagoldresources.com

T: +1-604-880-3313

APPENDIX A

Mineral Resource Estimate New Polaris

An updated Mineral Resource estimate has been prepared in 2023.  The updated resource estimate uses all available drillhole data with historical data compared to and validated with recent drilling.  The resource is based on 1,692 assay intercepts from 234 drill holes which intersect the veins within the data set.  Inverse distance squared (ID2) has been used to interpolate the gold grade of the veins which were modelled by Moose Mountain Technical Services (MMTS) using Implicit modelling.

The geologic continuity of the “C” vein system has been well established through historic mining and diamond drilling.  Grade continuity has been quantified using semi-variograms, which are used to determine the distances (ranges) and directions of maximum continuity in the three principle directions.   The ranges are used for Classification.

The classification to Indicated or Inferred required that the true thickness of the vein is at least 2 m. Classification is based primarily on anisotropic distances to drillholes with 50m grid drill spacing being targeted. However, additional adjustments have been made to ensure a cohesive shape of Indicated material is produced, as summarized in the section 11 of the technical report summary.

The New Polaris Project Mineral Resource Estimate (MRE) is summarized in Table 1‑1 with the base case cut-off grade highlighted.  The resource is prepared under direction of Independent Qualified Persons (QPs) and in accordance with the United States Securities and Exchange Commission (SEC) regulation S-K subpart 1300 (S-K 1300) for reporting mineral properties (CFR Title 17 § 229.1300-1305).

The current estimate uses metal prices of US$1,750/oz gold price, recoveries, smelter terms and costs, as summarized in the notes to Table 1‑1.  Metal prices have been chosen based on Au prices as quoted in numerous NI43-101 reports and based on mean prices from 2021 and forecast up to 2026 and for long term prices.  The metal price chosen also considers the spot prices and the three-year trailing average prices.  The final Au price used for this resource estimate is below both the spot price and the three-year trailing average, which is considered an industry standard in choosing prices.

Confining shapes have been created targeting material above a series of cutoff grades.  The total material within each confining shape is reported in the Table below (i.e., no cutoff has been employed within each confining shape to report and underground Resource which is in line with the mining method).  A cutoff grade of 4.0 g/t gold, highlighted in the Table below, is selected as the economic cutoff for the Project.  The confining shape generated which targeted material above this grade is used to define the “reasonable prospects of eventual economic extraction” for the Mineral Resource Estimate.

The effective date of this Resource estimate is April 20th, 2023.

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Table 1‑1 Updated Mineral Resource Estimate and Comparison to the 2019 Resource

		2023 Resource			2019 Resource			Difference as a Percent:
Class	Cutoff	Tonnage (ktonnes)	Au (gpt)	Au (koz)	Tonnage (ktonnes)	Au (gpt)	Au (koz)	(2023-2019)/2019
	(Au gpt)							Tonnage	Au Grade	Au Metal
Indicated	3	3,118	11.21	1,124	1,798	10.40	601	73%	8%	87%
	4	2,965	11.61	1,107	1,687	10.80	586	76%	8%	89%
	5	2,769	12.11	1,078	1,556	11.30	565	78%	7%	91%
	6	2,525	12.75	1,035	1,403	12.00	541	80%	6%	91%
	7	2,270	13.45	981	1,260	12.60	510	80%	7%	92%
	8	2,049	14.09	928	1,105	13.30	473	85%	6%	96%
	9	1,814	14.81	864	947	14.10	429	92%	5%	101%
	10	1,594	15.55	797	1,639	9.50	501	-3%	64%	59%
Inferred	3	1,061	8.24	281	1,582	9.80	498	-33%	-16%	-44%
	4	926	8.93	266	1,483	10.20	486	-38%	-12%	-45%
	5	817	9.52	250	1,351	10.70	465	-40%	-11%	-46%
	6	706	10.16	231	1,223	11.20	440	-42%	-9%	-48%
	7	603	10.78	209	942	12.50	379	-36%	-14%	-45%
	8	491	11.52	182	753	13.80	334	-35%	-17%	-46%
	9	371	12.51	149	653	14.60	307	-43%	-14%	-51%
	10	291	13.33	125	0	0.00	0

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Notes for Mineral Resource Estimate:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2.	There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.
3.	The base case Mineral Resource has been confined by "reasonable prospects of eventual economic extraction" shape using the following assumptions:

•	Metal prices of US$1,750/oz Au and Forex of 0.75 $US:$CDN;
•	Payable metal of 99% Au;
•	Offsite costs (refining, transport and insurance) of US$7/oz;
•	Mining cost of CDN$82.78/t;
•	Processing costs of CDN$105.00/t and G&A and site costs of CDN$66.00/t.
•	Metallurgical Au recovery of 90.5%; metallurgical recovery method – bio-oxidation (BIOX) and Carbon-in Leach (CIL) processing of flotation concentrate
•	Cut-off grade of 4.0 g/t
•	Date of the resource estimate April 20, 2023

5.	The resulting Net Smelter Return equation is: NSR (CDN$/t)=Au*90.5%*US$74.72g/t;
6.	The specific gravity is 2.81 for the entire deposit;
7.	As a point of reference, the in-situ gold, copper and silver mineralization are inventoried and reported by intended processing method.
8.	Numbers may not add due to rounding.

These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The QP is of the opinion that issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. These factors may include environmental permitting, infrastructure, sociopolitical, marketing, or other relevant factors.

As a point of reference, the in-situ gold, copper and silver mineralization are inventoried and reported by intended processing method.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, that could materially affect the Mineral Resource Estimate. Factors that may affect the estimates include: metal price assumptions, changes in interpretations of mineralization geometry and continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with local or regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirement.

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